UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐               Form 40-F ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form F-3 (File No. 333-253813) and Form S-8 (File No. 333-233156, File No. 333-262233, File No. 333-267510, File No. 333-269242 and File No. 333-278683) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: October 23, 2024	By:	/s/ Matthew Husson
	Name:	Matthew Husson
	Title:	General Counsel & Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit
99.1 99.2	Material Change Report, dated October 23, 2024 Early Warning Report, dated October 23, 2024